Supplement to Prospectus Supplement Dated March 1, 2010

Dated: November 1, 2010

STATE OF ISRAEL

FLOATING RATE LIBOR BONDS (NINTH SERIES)
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Effective as of November 1, 2010, there will be no limitation on the maximum amount of 3-Year Floating Rate LIBOR Bonds and 5-Year Floating Rate LIBOR Bonds that may be purchased by any person on any purchase date in the name of any one holder.